Lucent, Inc.

April 1, 2020

Jacqueline Kaufman

Staff Attorney

Ms. Jennifer Lopez-Molina

Staff Attorney

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Lucent, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 21, 2020
File No. 333-232218

Dear Ms. Kaufman and Ms. Lopez-Molina:

Lucent, Inc. submits this letter to you in response to your letter of October 18, 2019, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 3

1.Please revise pro forma capitalization assuming the minimum and maximum number of shares are sold to address the following:

•The amount of offering proceeds deposited into the Escrow account should be separately presented below current assets as cash deposited in the escrow account.

•Shares of common stock subject to redemption should be separately presented below long-term liabilities as temporary equity.

•Pro forma common stock should represent the par value of the outstanding shares assuming the minimum and maximum number of shares are sold net of the number of shares subject to redemption.

•Additional paid-in capital should represent the net proceeds of the offering net of the amounts allocated to temporary equity and par value of common stock.

•Since you have no long-term debt obligations, capitalization should equal pro forma stockholders equity.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we revised the Capitalization Table to address all comments:

COMMENT:

Use of Proceeds, page 15

2.Please explain to us why the total offering proceeds do not reflect the expenses of the offering given the shareholder advances are presented as a current liability.  Please note that this comment also relates to the capitalization table on page 3 and dilution disclosures on page 16.

RESPONSE:

We acknowledge the Staff’s comment and we included a sentence to explain “The officer and directors have paid all of the offering expenses and they are not being repaid thus such expenses are not being deducted from the proceeds of the offering”.  We also included this explanation in the dilution section.

In Part II of the offering under section titled “Information not required in Prospectus” and in subsection “Other expenses of issuance and distribution” we provided a detailed explanation of the expenses related to the offering in with Mr. McCabe and Mr. McCrimmon have agreed to pay.

COMMENT:

Dilution, page 15

3.Please show us how you computed net book value and net book value per share after the offering assuming the maximum and minimum number of shares are sold.  Please refer to the comment above regarding pro forma capitalization.

RESPONSE:

We acknowledge the Staff’s comment and we included a detailed discussion in the Dilution section to explain how we computed the net book value and the net book value per share after the offering.

***

Furthermore, the Company acknowledges that;

•should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Michael McCabe

Chief Executive Officer

Lucent, Inc.